United States securities and exchange commission logo





                             August 9, 2022

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 26, 2022
                                                            File No. 333-263516

       Dear Mr. Scheetz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-4 Filed July 26, 2022

       The PIPE Investments, page 35

   1. Disclose the purchase price that each set of investors paid for their securities. Provide clear and quantified
disclosure about the significant portion of the combined company's total outstanding
shares that may be sold into the market following the business combination. Identify
each set of investors that will have certain registration rights and specify the number of
securities they will be able to sell pursuant to future resale registration statements
that the combined company will be required to file. Highlight that certain investors may
have an incentive to sell even if the trading price at that time is below Ventoux's IPO
price. Discuss the negative pressure potential sales of such securities could have
on the trading price of the combined company.
 Edward Scheetz
FirstName  LastNameEdward   Scheetz
Ventoux CCM    Acquisition Corp.
Comapany
August     NameVentoux CCM Acquisition Corp.
       9, 2022
August
Page 2 9, 2022 Page 2
FirstName LastName
2. Revise to identify the Note Investor and discuss with specificity the negative covenants that will place restrictions on the combined company. Additionally, file the Convertible
         Note Subscription Agreement as an exhibit to the registration statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 154

3. Disclose the Presto Common Stock Exchange Ratio in the introduction and the related footnotes.
4. Regarding the Presto preferred stock conversion, disclose the conversion ratio stipulated
         in Presto   s Certificate of Incorporation.
5. Regarding the conversion of the Presto stock options and RSUs, clarify here and in the footnotes if the unvested options and unvested RSUs will be converted into similar unvested options and unvested RSUs.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 156

6. In a separate adjustment column following the VTAQ (historical) balance sheet, provide the pro forma adjustments to give effect to the common stock redemptions of
         $163.1 million which were paid out of the Trust Account on June 16, 2022. This should be followed by a subtotal column to reflect the VTAQ balance sheet on a pro forma basis prior to the transaction accounting adjustments. Refer to 11-02(b)(4) of Regulation S-X.
Management's Discussion and Analysis of Results of Financial Condition and Results of
Operations of VTAQ
Liquidity and Capital Resources, page 183

7. We note your going concern discussion is through June 30, 2022. Please update your liquidity disclosure and your going concern discussion to the date of the filing. Also, move the going concern discussion to the forefront of your Liquidity and Capital Resource section.
Contractual Obligations, page 185

8. Disclose in quantified detail the total dollar value of all estimated fees payable to your service providers and advisors upon completion of a business combination.
Unaudited Financial Statements of VTAQ as of and for quarters ended March 31, 2022 and 2021
Notes to Unaudited Consolidated Financial Statements
Note 10 - Subsequent Events, page F-47

9. Update your subsequent event footnote to disclose all the information that occurred up to the date of the filing, including but not limited to the following:
             Information regarding the new amendment to the Merger Agreement that occurred on
              July 25, 2022.
             Information about the June 16, 2022 special meeting of stockholders, including the
 Edward Scheetz
Ventoux CCM Acquisition Corp.
August 9, 2022
Page 3
              redemption and payment to your shareholders of $163,148,816.
                Disclose the current balance in the trust account after the redemption.
                Information regarding new equity and or debt transactions including modifications entered post balance sheet date.
                Information regarding any stock compensation issued post balance sheet date.
General

10. We note your disclosure that "As of July 22, 2022, the Sponsors own 75.8% of the issued and outstanding shares of VTAQ Common Stock. The Sponsors and the directors and officers of VTAQ have agreed to vote any shares of VTAQ Common Stock owned by them in favor of the Business Combination Proposal." Please include this disclosure at the forefront of your Management's Discussion and Analysis and in the Subsequent Event
         footnote of your financial statements.
11. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameEdward Scheetz                                Sincerely,
Comapany NameVentoux CCM Acquisition Corp.
                                                                Division of
Corporation Finance
August 9, 2022 Page 3                                           Office of
Technology
FirstName LastName